UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

SAIC Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78390X101

(CUSIP Number)

April 16, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 78390X101

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Mason Capital Management LLC, in its capacity as investment
manager for certain investment funds and managed accounts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,814,757 Common Shares

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 7,814,757 Common Shares

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,814,757 Common Shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 8.0%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer SAIC Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10260 Campus Point Drive San Diego, CA 92121

Item 2.	(a)	Name of Person Filing

This Schedule is being filed jointly by Mason Capital Management LLC (“Mason Management”), a Delaware limited liability company, with respect to shares of Common Stock directly owned by Mason Capital, LP (“Mason Capital LP”), a Delaware limited partnership; Mason Capital, Ltd. (“Mason Capital Ltd”), a corporation organized under the laws of the Cayman Islands; and certain other funds and accounts (the “Managed Accounts”).

Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Ltd and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to mason Management by Mason Capital LP, Mason Capital Ltd and the Managed Accounts to vote and dispose of such shares.

(b)

Address of Principal Business Office or, if none, Residence
The address of each of Mason Management, Mason Capital LP and MasonCapital Ltd, for purposes of this filing, is:

110 East 59th Street
New York, New York 10022

	(c)	Citizenship
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 78390X101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,814,757 Common Shares.
(b) Percent of class: 8.0%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,814,757 Common Shares.
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 7,814,757 Common Shares.
(iv) Shared power to dispose or to direct the disposition of -0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for Mason Management have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 98,203,797 shares of Common Shares outstanding as of March 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by Mason Management is held by Mason Capital LP, Mason Capital Ltd or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of Mason Management, none of these advisory clients holds such right with respect to more than five percent of the outstanding Common Stock. Mason Management itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and accurate.

April 20, 2007
Date
MASON CAPITAL MANAGEMENT LLC, /s/ John Grizzetti
Signature
John Grizzetti Chief Financial Officer
Name/Title